February 24, 2020

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re:	Clip Interactive, LLC d/b/a Auddia
Registration Statement on Form S-1
Submitted January 10, 2020
CIK No. 0001554818

Dear Ladies and Gentlemen:

At the request of Clip Interactive, LLC. d/b/a Auddia (the “Company”), we are responding to comments numbered 2 and 3 raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 5, 2020 from Kathleen Krebs, Special Counsel, to Michael Lawless, Chief Executive Officer of the Company, relating to the draft registration statement on Form S-1 of the Company filed with the Commission on January 28, 2020 (the “Registration Statement”). In this regard, we have attached the proposed amended disclosure (“Proposed Disclosure”) to be inserted in the Registration Statement on Page 36, in the IPO prospectus as well as in the Selling Shareholder Prospectus, which the Company believes appropriately responds to Comment 2. The disclosure requested in Comment 3 has been removed from the Registration Statement.

The Company respectfully submits that Harris Insights and Analytics, LLC (“Harris”) is not an “expert” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended, provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Harris, the third party provider of this survey, is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” As stated in the Proposed disclosure “The results of that survey, when integrated with our internally developed analysis, supported our conclusion of consumer interest and viability of the product.”

Further, the Answer provided to Question 233.02 in the Securities & Exchange Commission Questions and Answers of General Applicability published on November 6, 2017,  provides “If the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant.” The Proposed Disclosure makes it clear that it is the Company, not Harris, that has made the conclusions disclosed.

Also, the Company did not commission the Harris survey in connection with the filing of the above referenced Registration Statement. The Survey was commissioned in advance of the Company attending the National Association of Broadcasters trade show in April of 2019, to provide the Company with additional information to draw its own conclusions concerning its Auddia product.

Accordingly, the Company believes that Harris should not be considered an “expert” within the meaning of Rule 436 of the federal securities laws, and the Company respectfully submits that no consent is required to be filed as an exhibit to the Registration Statement with respect to the third party survey.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By: s/ Brad Bingham

BUSINESS

Overview

The Company is a technology company headquartered in Boulder, CO that was founded in 2012. We were originally formed to provide the broadcast radio industry with digital consumer products (mobile apps and web applications) that increased radio listener engagement and generated new revenue for radio stations from synchronized audio-digital advertisements. The company is now developing new software technologies for audio media companies and consumers of audio media, more generally.

The Company has developed an artificial intelligence (“AI”) platform on top of Google’s TensorFlow open source library that is being “taught” to know the difference between all types of audio content on the radio. For instance, the platform recognizes the difference between a commercial and a song and is learning the differences between all other content to include weather reports, traffic, news, sports, DJ conversation, etc. Not only does the technology learn the differences between the various types of audio segments, it also identifies the beginning and end of each piece of content.

The Company is leveraging this technology platform to bring to market a premium AM/FM radio listening experience through a product called the “Auddia App”. The Auddia App is intended to be downloaded by consumers who will pay a subscription fee and in order to listen to any streaming AM/FM radio station without commercials. Advanced features will allow consumers to skip any content heard on the station as well as use voice interface technologies to request audio content on-demand. We believe the Auddia App represents a significant differentiated audio streaming product that will be the first to come to market since the emergence of popular streaming music apps such as Pandora, Spotify, Apple Music, Amazon Music, etc. We believe that the most significant point of differentiation is that in addition to music, the Auddia App is intended to deliver non-music content that includes local sports, news, weather, traffic and the discovery of new music. Radio is the dominant audio platform for local content.

The Company is currently building the minimally viable product (“MVP”) version of the Auddia App and expects to initiate the first consumer pilots with the software platform service in early 2020 with a full commercial launch to follow in the second quarter of 2020. A portion of the proceeds raised in this offering will be used to finalize the Auddia App’s readiness for national-scale deployment and for marketing related expenses for full commercial launch.

History of Auddia

After running a mobile and web application technology platform for the radio industry and their listeners for the previous five years, in late 2017 the company developed the belief that new opportunities were available in the audio content space.  In this regard, the Company recognized a need to provide the radio industry with a new capability that would allow for a more efficient business model, similar to the subscription models that had emerged in the audio content space with companies like Apple, Spotify and SiriusXM. The Company’s strategy leaders began to conceptualize what would become Auddia, a commercial-free subscription platform for broadcasters and radio listeners.

Management of the Company commenced evaluating essential aspects of the opportunity such as technical feasibility; consumer viability; basic economics; intellectual property matters and basic legality. The Company’s Executive Chairman of the Board of Directors (“Chairman”), Chief Executive Officer and Chief Technology Officer, all have experience in performing similar assessments for consumer facing products in various industries, including elections, gaming, secure document processing, and digital advertising. Further, the Chairman, has extensive experience developing strategy and determining business viability of products in the four previous companies that he started.

Management’s assessment also included metrics from subscription platforms for broadcast audio content, which show that consumers are willing to pay a subscription fee for commercial-free audio content. For example, SiriusXM, Inc. offers a service that demonstrates the viability of a commercial-free broadcast audio product that is purchased by consumers, in their case, for an average $13 per month. SiriusXM has 34.9 million subscribers (end of 2019) at this average price point. SeriusXM does not offer the local content and personalities that local broadcast radio exclusively delivers.

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In early 2018 and over the period of next year, management analyzed and assessed the commercial viability of the proposed Auddia platform to determine whether a subscription-based commercial free radio service would generate consumer interest.  This assessment was based upon: (a) the Company’ experience in having developed, deployed and operated over 580 mobile apps for broadcast radio companies over the last seven years; (b) discussions of the Auddia concept with radio industry leaders, most of whom were our current or previous customers; (c) discussions with radio industry analysts; and (d) research into the state of broadcast and subscription radio industries. As part of the management assessment, in January of 2019, we commenced discussions with a Harris Insights and Analytics, LLC (“Harris”), to assist management in gauging consumer response to our planned service, and in March of 2019 we commissioned Harris to conduct a survey.  The results of that survey, when integrated with our internally developed analysis, supported our conclusion of consumer interest and viability of the product.  Harris asked consumers to answer a variety of questions exploring their interest in such a service; how much they would be willing to pay; and several other related topics.  Our interpretation of the results of the survey, also supported our assessment that consumers will continue to listen to local radio channels, and they are willing to pay a monthly subscription fee to avoid commercials.

Based upon management’s analysis, the above discussions, and industry research, the Company concluded that a subscription product for local radio’s audio content, where commercials are removed, was of great interest to the radio broadcast industry. Further, the Company also concluded that consumers would be interested in subscribing to commercial free local audio content that only local radio produces and broadcasts, and that Auddia would have commercial viability.

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